ITEM 77K

In August 2003,  KPMG LLP (KPMG) was  dismissed as  independent  auditor for the
Fund. McCurdy & Associates CPA's (McCurdy) was selected as the Fund's independent auditor. The Fund's selection of McCurdy as its independent auditor was recommended by the Fund's audit committee and was approved by the Fund's Board of Trustees.

The reports of the financial statements audited by KPMG for each of the years in the four-year period ended December 31, 2003 did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to ucertainty, audit scope or accounting principles. There were no disagreements between the Funds and KPMG on any matters of accounting principles or practices, financial statement disclosures, or auditing scope procedures, which disagreements, if not resolved to the satification of KPMG would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the financial statements of such years.